

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 20, 2008

George W. Hawk, Esq.
General Counsel and Secretary
Cliffs Natural Resources Inc
1100 Superior Avenue
Cleveland, Ohio 44114-2544

> **Re:** **Cleveland-Cliffs Inc**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 15, 2008**
> **File No. 333-152974**

Dear Mr. Hawk:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors, page 27

Risks Related to the Merger, page 27

1.   We note the recent substantial decline in the price of the common stock of Cliffs
        Natural Resources Inc. and Alpha Natural Resources, Inc. Please tailor the risk
        factors "Because the market price of Cliffs common shares will fluctuate…" at
        page 27 and "The fairness opinions obtained by Cliffs and Alpha from their
        respective financial advisors…" at page 29 to reference such change.

                                            ***

Closing Comments

        As appropriate, please amend the above filing in response to these comments.
You may wish to provide us with a marked copy of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Shannon Buskirk at (202) 551-3717 or Chris White, Accounting Branch Chief, at (202) 551-3461 if you have questions regarding the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Buskirk
       C. White
       L. Nicholson

       <u>via facsimile</u>

       James P. Dougherty, Esq.
       (216) 579-0212